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                              December 1, 2023

       Christopher Ian Edwards
       Chief Executive Officer
       The Flexi Group Holdings Ltd
       Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6
       Changkat Semantan, Bukit Damansara
       50490 Kuala Lumpur, Malaysia

                                                        Re: The Flexi Group
Holdings Ltd
                                                            Amendment No. 6 to
Registration Statement on Form F-4
                                                            Filed November 24,
2023
                                                            File No. 333-269739

       Dear Christopher Ian Edwards:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form F-4 filed November 24, 2023

       Material U.S. Federal Income Tax Consequences of the Business Combination, page 261

   1. Please ensure that the tax opinion addresses and expresses a conclusion for each material tax consequence. In
that regard, please tell us the basis for excluding from the opinion the potential United States
federal income tax consequences of the business combination
                                                        pursuant to Section 367
of the Code.
       General

   2.                                                   When discussing
dilution to TGVC public shareholders post business combination, such as on page 18, please
clearly disclose the dilution that will occur immediately after the business combination
due to the public offering on Form F-1.
 Christopher Ian Edwards
FirstName  LastNameChristopher
The Flexi Group  Holdings Ltd Ian Edwards
Comapany1,
December   NameThe
             2023 Flexi Group Holdings Ltd
December
Page 2    1, 2023 Page 2
FirstName LastName
       Please contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Christopher Haunschild